UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)

Hellenic Telecommunications Organization S.A.

(Name of Issuer)

Ordinary Shares, of nominal value €2.39 per share

(Title of Class of Securities)

423325950

(CUSIP Number)

Fotios Karatzenis

24 Kifissias Avenue

15125 Marousi Athens

Greece

tel: +30 210 8170131

fax: +30 210 6896333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to

Daniel Epstein
Allen&Overy LLP
One Bishops Square
London E1 6AO
United Kingdom
+44(0)203 088 0000

March 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 423325950

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marfin Investment Group Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 98,026,324 Ordinary Shares

	8.	Shared Voting Power NA

	9.	Sole Dispositive Power 98,026,324 Ordinary Shares

	10.	Shared Dispositive Power NA

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 98,026,324 Ordinary Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.9992%

14.	Type of Reporting Person (See Instructions) CO

Item 3.	Source and Amount of Funds or Other Consideration

The source of funds used in making the purchases was the share capital increase of Marfin Investment Group Holdings S.A. which was resolved by the Ordinary General Meeting of its shareholders on March 29, 2007.

Item 4.	Purpose of Transaction

On September 27, 2007, MIG issued an announcement as follows:

MIG: “OUR PRESENCE IN OTE SHOULD BE ONLY POSITIVE FOR OTE AND FOR THE NATIONAL ECONOMY”

Further to the recent meeting between the Minister of Economy and Finance Mr. G. Alogoskoufis and the Vice Chairman of MIG Mr. A. Vgenopoulos regarding the present situation and the business and strategic prospects of OTE, MIG wishes to advise its shareholders and the investment community as follows:

1.     The investment of MIG in OTE is of a strategic/long term investment nature. The position of MIG in OTE can be increased or decreased depending on changes to the operating environment, stock market conditions and developments in the strategy and performance of OTE.

2.     MIG intends to have an excellent cooperation with the Government with regards to the future of OTE. It is reasonably expected that any strategic decisions of the Government regarding further privatization of OTE will be taken in view of the interests of all shareholders not only from a share price point of view but also in relation to OTE’s future prospects. In this context, we believe that the presence of a new strong shareholder seeking to cooperate fully with the Government will increase OTE’s strategic options and thus it is positive for the organization.

3.     MIG is an active shareholder. It wishes to participate in the Board of Directors of OTE in order to contribute one additional view for the important decisions which have to be taken due to the rapid developments in the Telecom sector. We believe that the Government out of respect to the market and corporate governance rules will not object to such a request which can only influence positively the progress of its own investment.

4.     During the recent meeting with the Minister it seems that there are common views in some issues of major strategic importance.  These issues are the undisputed and full authority of the Government on issues of National Security, the improvement of working conditions and career prospects of employees and the protection and expansion of OTE’s leading position in the area of Southeastern Europe using Greece as a base.

5.     MIG is not taking an opportunistic approach neither is an equity fund seeking quick returns over the short term. MIG is an investment company with long term holdings of a strategic nature and, although its investment program is still at an early stage, it already controls leading companies in health, food and IT sectors and it has made significant investments in tourism and real estate. MIG is a platform of important capital investments mainly from Dubai and from international strategic and institutional investors. Its investments in Greece target the creation of “Greek based regional champions” with leading presence in the greater area of Southeastern Europe which should be greatly beneficial for its personnel, its shareholders but also for the National Economy.

On December 5, 2007, MIG issued an additional announcement as follows:

There is no controversy with the Greek state

MIG announces that, in accordance with all legal procedures, it has presented to the Board of Directors of OTE a request for the convocation of an extraordinary General Assembly of the Shareholders of the company with the following agenda:

1. Approval of the issuance of a long-term bond loan, its duration and other basic terms. In order to ensure the transparency of OTE’s transactions for the benefit of OTE’s shareholders, provision of information to the General Assembly regarding:

a) the reasonableness of the buy-out of the minority shareholding in COSMOTE and the expected benefits for OTE and

b) the short-term loan of euros 2.7 bn., with the provision of all related recommendations, the fees of the appointed advisors, the agreement with the lending banks and the minutes of the relevant meeting of the Board of Directors.

2. Approval for the sale of OTE’s subsidiary INFOTE. In order to ensure the transparency of OTE’s transactions for the benefit of OTE’s shareholders, provision of information to the General Assembly regarding:

a) the rationale for the sale and the expected benefits for OTE;

b) the procedure followed and the terms of the agreement that was signed with the acquiring companies; and

c) the relevant recommendations and fees of the appointed advisors.

3. Discussion and decisions regarding issues of transparency and corporate governance.

During the last few months, OTE’s Management has been taking crucial decisions about the future of OTE, without consulting its shareholders. Our initiative to convene the General Assembly was taken when we were informed that even the buy-out of the minority shareholding of COSMOTE and the extremely sizeable short-term borrowing, according to Mr. Vourloumis’ official statement, was decided without the previous approval of the Greek State. In the forthcoming General Assembly, the shareholders of OTE, under the lead of the Greek State, should assume responsibility for the decision-making in relation to the critical issues included in the meeting agenda, in order to ensure that all shareholders take responsibility for the future of our company.

Based on our stated position that we do not question the sovereign right of the Greek State on OTE, our initiative will be limited, once we assess the data provided to us by the Management of OTE, to providing the shareholders with our views and information, and to exchanging opinions. Under no circumstances do we intend to challenge the final resolutions of the Greek State by exercising our voting power against the Greek State.

Finally, in today’s Press we noted an attempt of ‘anonymous representatives’ of OTE to interpret our initiative as a ‘war’ between the Greek State and MIG. As a result, we would like to emphasize that:

a. Our relationship with the Greek State is excellent;

b. Our initiative to have the shareholders decide upon critical matters related to their company is perfectly reasonable and legitimate;

c. The Chairman and Chief Executive Officer of OTE is ultimately accountable to the shareholders of the company he works for, rather than being their boss.

On March 17, 2008, MIG issued an additional announcement as follows:

MARFIN INVESTMENT GROUP (MIG) announces the execution of an agreement with DEUTSCHE TELEKOM AG for the sale of its 98,026,324 shares in OTE at a price of euro 26 per share. The transaction is expected to be completed the latest until the 7th of May 2008 and is subject to the approval of a relevant petition of DEUTSCHE TELEKOM AG by the Interministerial Committee for Privatizations of Greece.

The agreement has been approved by the Board of Directors of MIG and the Management Board of Directors of DEUTSCHE TELEKOM AG but is still subject to the approval of the Supervisory Board of the company.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of March 17, 2008, MIG has acquired 1,953,354 shares as well as voting rights over an additional 96,072,970 shares that it has the right to acquire, or together approximately 19.9992% of the Issuer’s Common Stock. This percentage of shares is calculated based on 490,150,389 shares of the Issuer’s Common Stock outstanding as reported in the annual report on Form 20F for the period ending December 31, 2006, which was filed with the SEC on June 28, 2007, which represents the most recent available public filing containing such information.

(c) The following chart sets forth the details of MIG’s transactions in the Securities of the Issuer

				Number of shares as
				to which there is a
		Number of	Average price	right to acquire and		%voting
	Date of purchase or	shares acquired	per share	sole power to direct	Total number of	rights/share	Where and How
Party	disposition	or disposed	(€)	the vote	voting right	capital	Effected
MIG	August 16, 2007	25,974,047	22.8303		25,974,047	5.30	Purchased on the Athens Stock Exchange
MIG	August 17, 2007	3,332,214	23.1709		29,306,261	5.98	Purchased on the Athens Stock Exchange
MIG	August 20, 2007	579,631	23.1408		29,885,892	6.0973	Purchased on the Athens Stock Exchange
MIG	August 20, 2007	40,000	23.08		29,925,892	6.1054	Purchased on the Athens Stock Exchange
MIG	August 21, 2007	930,277	23.0590		30,856,169	6.2952	Purchased on the Athens Stock Exchange
MIG	August 22, 2007	516,922	23.2898		31,373,091	6.4007	Purchased on the Athens Stock Exchange
MIG	August 22, 2007	38,000	23.00		31,411,091	6.4084	Purchased on the Athens Stock Exchange
MIG	August 23, 2007	2,681,941	23.2149		34,093,032	6.9556	Purchased on the Athens Stock Exchange
MIG	August 24, 2007	232,900	23.00		34,325,932	7.0031	Purchased on the Athens Stock Exchange
MIG	August 27, 2007	- 15,000	23.50		34,310,932	7.0000	Purchased on the Athens Stock Exchange
MIG	August 29, 2007	210,161	23.40		34,521,093	7.0429	Purchased on the Athens Stock Exchange
MIG	August 30, 2007	4,033,479	23.30		38,554,572	7.8659	Purchased on the Athens Stock Exchange
MIG	August 31, 2007	135,306	23.30		38,689,878	7.8935	Purchased on the Athens Stock Exchange
MIG	September 3, 2007	3,832,126	23.9755		42,522,004	8.6753	Purchased on the Athens Stock Exchange
MIG	September 4, 2007	607,848	23.5682		43,129,852	8.7993	Purchased on the Athens Stock Exchange
MIG	September 4, 2007	100,000	23.50		43,229,852	8.8197	Purchased on the Athens Stock Exchange
MIG	September 5, 2007	4,901,582	23.5807		48,131,434	9.8197	Purchased on the Athens Stock Exchange
MIG	September 6, 2007	600,000	23.2586		48,731,434	9.9421	Purchased on the Athens Stock Exchange
MIG	September 7, 2007	90,000	23.2644		48,821,434	9.9605	Purchased on the Athens Stock Exchange
MIG	September 7, 2007	-21,772,970	23.08	21,772,970	48,821,434	9.9605	Purchased on the Athens Stock Exchange
MIG	September 10, 2007	100,000	23.2361		48,921,434	9.9809	Purchased on the Athens Stock Exchange
MIG	September 14, 2007	4,039,293	23.3490		52,960,727	10.805	Purchased on the Athens Stock Exchange
MIG	September 17, 2007	1,270,000	23.80		54,230,727	11.0641	Purchased on the Athens Stock Exchange
MIG	September 19, 2007	-505,918	24.7485		53,724,809	10.9609	Purchased on the Athens Stock Exchange
MIG	September 24, 2007	1,747,563	24.6687		55,472,372	11.3174	Purchased on the Athens Stock Exchange
MIG	September 25, 2007	478,441	24.9501		55,950,813	11.4150	Purchased on the Athens Stock Exchange
MIG	September 27, 2007	688,420	25.6911		56,639,233	11.5555	Purchased on the Athens Stock Exchange
MIG	September 28, 2007	2,291,110	25.8499		58,930,343	12.0229	Purchased on the Athens Stock Exchange
MIG	October 1, 2007	214,769	25.9927		59,145,112	12.0667	Purchased on the Athens Stock Exchange
MIG	October 2, 2007	-46,375	26.0756		59,098,737	12.057	Purchased on the Athens Stock Exchange
MIG	October 3, 2007	1,085,122	25.6547		60,183,859	12.27865	Purchased on the Athens Stock Exchange
MIG	October 4, 2007	941,036	25.5399		61,124,895	12.47064	Purchased on the Athens Stock Exchange
MIG	October 5, 2007	2,224,655	25.6375		63,349,550	12.9245	Purchased on the Athens Stock Exchange
MIG	October 5, 2007	20,000	25.18		63,369,550	12.9286	Purchased on the Athens Stock Exchange
MIG	October 9, 2007	158,557	25.60		63,508,107	12.957	Purchased on the Athens Stock Exchange
MIG	October 10, 2007	138,803	25.5088		63,666,910	12.99	Purchased on the Athens Stock Exchange
MIG	October 11, 2007	292,134	25.8460		63,959,044	13.049	Purchased on the Athens Stock Exchange
MIG	October 12, 2007	-690,854	26.7275		63,268,190	12.91	Purchased on the Athens Stock Exchange
MIG	October 16, 2007	1,405,064	25.7509		64,673,254	13.19	Purchased on the Athens Stock Exchange
MIG	October 17, 2007	793,957	25.7582		65,467,211	13.36	Purchased on the Athens Stock Exchange
MIG	October 18, 2007	724,690	25.4869		66,191,901	13.5	Purchased on the Athens Stock Exchange
MIG	October 19, 2007	481,554	25.8868		66,673,455	13.6	Purchased on the Athens Stock Exchange
MIG	October 22, 2007	516,020	25.6760		67,189,475	13.71	Purchased on the Athens Stock Exchange
MIG	October 23, 2007	1,156,138	25.6819		68,345,613	13.94	Purchased on the Athens Stock Exchange
MIG	October 24, 2007	307,390	25.7469		68,653,003	14.0065	Purchased on the Athens Stock Exchange
MIG	October 24, 2007	45,000	25.46		68,698,003	14.0157	Purchased on the Athens Stock Exchange
MIG	October 25, 2007	1,867,720	25.4613		70,565,723	14.397	Purchased on the Athens Stock Exchange
MIG	October 26, 2007	1,289,669	25.3018		71,855,392	14.66	Purchased on the Athens Stock Exchange
MIG	October 29, 2007	541,747	25.3760		72,397,139	14.77	Purchased on the Athens Stock Exchange
MIG	October 30, 2007	243,558	25.2389		72,640,697	14.82	Purchased on the Athens Stock Exchange
MIG	October 31, 2007	526,795	25.32		73,167,492	14.93	Purchased on the Athens Stock Exchange
MIG	November 1, 2007	540,000	25.2567		73,707,492	15.0377	Purchased on the Athens Stock Exchange
MIG	November 1, 2007	80,000	25.22		73,787,492	15.054	Purchased on the Athens Stock Exchange
MIG	November 2, 2007	660,208	25.12		74,447,700	15.19	Purchased on the Athens Stock Exchange
MIG	November 1, 2007	80,000	25.22		73,787,492	15.054	Purchased on the Athens Stock Exchange
MIG	November 2, 2007	660,208	25.12		74,447,700	15.19	Purchased on the Athens Stock Exchange
MIG	November 5, 2007	472,000	25.1548		74,919,700	15.285	Purchased on the Athens Stock Exchange
MIG	November 6, 2007	808,365	25.0975		75,728,065	15.45	Purchased on the Athens Stock Exchange
MIG	November 6, 2007	200,000	25.06		75,928,065	15.49	Purchased on the Athens Stock Exchange
MIG	November 7, 2007	589,194	25.14		76,517,259	15.61	Purchased on the Athens Stock Exchange
MIG	November 8, 2007	997,606	24.9622		77,514,865	15.81	Purchased on the Athens Stock Exchange
MIG	November 13, 2007	-138,415	26.1462		77,376,450	15.79	Purchased on the Athens Stock Exchange
MIG	November 14, 2007	390,580	25.7869		77,767,030	15.866	Purchased on the Athens Stock Exchange
MIG	November 16, 2007	150,904	25.3679		77,917,934	15.90	Purchased on the Athens Stock Exchange
MIG	November 19, 2007	2,031,821	25.0084		79,949,755	16.31	Purchased on the Athens Stock Exchange
MIG	November 20, 2007	808,422	24.9172		80,758,177	16.475	Purchased on the Athens Stock Exchange
MIG	November 20, 2007	50,000	24.96		80,808,177	16.4864	Purchased on the Athens Stock Exchange
MIG	November 21, 2007	1,833,006	24.7046		82,641,183	16.8604	Purchased on the Athens Stock Exchange
MIG	November 21, 2007	52,556	24.2773		82,693,739	16.8711	Purchased on the Athens Stock Exchange
MIG	November 22, 2007	258,411	24.9978		82,952,150	16.9238	Purchased on the Athens Stock Exchange
MIG	November 23, 2007	733,540	24.9898		83,685,690	17.0735	Purchased on the Athens Stock Exchange
MIG	November 23, 2007	-30,000,000	25.02	30,000,000	83,685,690	17.0735	Purchased on the Athens Stock Exchange
MIG	November 26, 2007	1,284,166	24.8719		84,969,856	17.3355	Purchased on the Athens Stock Exchange
MIG	November 27, 2007	642,149	24.2267		85,612,005	17.4665	Purchased on the Athens Stock Exchange
MIG	November 28, 2007	644,402	24.2206		86,256,407	17.5979	Purchased on the Athens Stock Exchange
MIG	November 29, 2007	711,472	24.7416		86,967,879	17.7431	Purchased on the Athens Stock Exchange
MIG	November 30, 2007	1,240,249	24.71		88,208,128	17.9961	Purchased on the Athens Stock Exchange
MIG	December 4, 2007	219,687	24.44		88,427,815	18.0409	Purchased on the Athens Stock Exchange
MIG	December 6, 2007	2,029,848	24.64		90,457,663	18.4551	Purchased on the Athens Stock Exchange
MIG	December 11, 2007	34,000	24.0065		90,491,663	18.4620	Purchased on the Athens Stock Exchange
MIG	December 13, 2007	250,322	24.4402		90,741,985	18.5131	Purchased on the Athens Stock Exchange
MIG	December 14, 2007	44,100	24.2820		90,786,085	18.5221	Purchased on the Athens Stock Exchange
MIG	December 17, 2007	-10,000,000	23.30	10,000,000	90,786,085	18.5221	Purchased on the Athens Stock Exchange
MIG	December 20, 2007	129,242	23.9573		90,915,327	18.5484	Purchased on the Athens Stock Exchange
MIG	December 21, 2007	51,939	24.0860		90,967,266	18.5590	Purchased on the Athens Stock Exchange
MIG	December 21, 2007	453,124	24.1960		91,420,390	18.6515	Purchased on the Athens Stock Exchange
MIG	December 24, 2007	132,461	24.4833		91,552,851	18.6785	Purchased on the Athens Stock Exchange
MIG	December 27, 2007	164,518	24.7635		91,717,369	18.7121	Purchased on the Athens Stock Exchange
MIG	December 28, 2007	182,168	24.8904		91,899,537	18.7492	Purchased on the Athens Stock Exchange
MIG	December 31, 2007	692,619	25.1850		92,592,156	18.8906	Purchased on the Athens Stock Exchange
MIG	January 2, 2008	30,458	24.9951		92,622,614	18.8968	Purchased on the Athens Stock Exchange
MIG	January 3, 2008	120,692	24.9998		92,743,306	18.9214	Purchased on the Athens Stock Exchange
MIG	January 4, 2008	152,531	24.9976		92,895,837	18.9525	Purchased on the Athens Stock Exchange
MIG	January 7, 2008	372,425	24.8270		93,268,262	19.0285	Purchased on the Athens Stock Exchange
MIG

January 7, 2008

		100,000	24.90		93,368,262	19.0489	Purchased on the Athens Stock Exchange
MIG	January 7, 2008	-6,000,000	24.84	6,000,000	93,368,262	19.0489	Purchased on the Athens Stock Exchange
MIG	January 8, 2008	236,259	24.8552		93,604,521	19.0971	Purchased on the Athens Stock Exchange
MIG	January 8, 2008	73,169	24.8572		93,677,690	19.1120	Purchased on the Athens Stock Exchange
MIG	January 9, 2008	346,314	24.7316		94,024,004	19.1827	Purchased on the Athens Stock Exchange
MIG	January 9, 2008	80,000	24.6850		94,104,004	19.1990	Purchased on the Athens Stock Exchange
MIG	January 10, 2008	221,868	24.5256		94,325,872	19.2443	Purchased on the Athens Stock Exchange
MIG	January 10, 2008	80,000	24.4791		94,405,872	19.2606	Purchased on the Athens Stock Exchange
MIG	January 11, 2008	503,140	24.1975		94,909,012	19.3632	Purchased on the Athens Stock Exchange
MIG	January 11, 2008	175,000	24.1966		95,084,012	19.3989	Purchased on the Athens Stock Exchange
MIG	January 14, 2008	341,779	24.3126		95,425,791	19.4687	Purchased on the Athens Stock Exchange
MIG	January 14, 2008	81,428	24.3248		95,507,219	19.4853	Purchased on the Athens Stock Exchange
MIG	January 15, 2008	338,709	24.0906		95,845,928	19.5544	Purchased on the Athens Stock Exchange
MIG	January 15, 2008	30,000	24.00		95,875,928	19.5605	Purchased on the Athens Stock Exchange
MIG	January 16, 2008	107,438	23.3014		95,983,366	19.5824	Purchased on the Athens Stock Exchange
MIG	January 16, 2008	-3,500,000	23.28	3,500,000	95,983,366	19.5824	Purchased on the Athens Stock Exchange
MIG	January 17, 2008	33,991	23.2076		96,017,357	19.5894	Purchased on the Athens Stock Exchange
MIG	January 17, 2008	29,168	23.0714		96,046,525	19.5953	Purchased on the Athens Stock Exchange
MIG	January 18, 2008	20,000	22.22		96,066,525	19.5994	Purchased on the Athens Stock Exchange
MIG	January 18, 2008	55,000	22.2982		96,121,525	19.6106	Purchased on the Athens Stock Exchange
MIG	January 21, 2008	145,817	21.2787		96,267,342	19.6404	Purchased on the Athens Stock Exchange
MIG	January 21, 2008	59,496	21.2330		96,326,838	19.6525	Purchased on the Athens Stock Exchange
MIG	January 22, 2008	15,000	20.80		96,341,838	19.6556	Purchased on the Athens Stock Exchange
MIG	January 22, 2008	-11,800,000	21.04	11,800,000	96,341,838	19.6556	Purchased on the Athens Stock Exchange
MIG	January 23, 2008	19,310	20.00		96,361,148	19.6595	Purchased on the Athens Stock Exchange
MIG	January 24, 2008	15,000	21.30		96,376,148	19.6626	Purchased on the Athens Stock Exchange
MIG	February 4, 2008	-13,000,000	21.52	13,000,000	96,376,148	19.6626	Purchased on the Athens Stock Exchange
MIG	February 8, 2008	80,781	20.70		96,456,929	19.6790	Purchased on the Athens Stock Exchange
MIG	February 11, 2008	4,000	20.52		96,460,929	19.6799	Purchased on the Athens Stock Exchange
MIG	February 15, 2008	30,000	20.68		96,490,929	19.6860	Purchased on the Athens Stock Exchange
MIG	February 20, 2008	30,000	20.40		96,520,929	19.6921	Purchased on the Athens Stock Exchange
MIG	February 20, 2008	30,000	20.49		96,550,929	19.6982	Purchased on the Athens Stock Exchange
MIG	February 22, 2008	219,005	19.9752		96,769,934	19.7430	Purchased on the Athens Stock Exchange
MIG	February 22, 2008	35,000	20.0052		96,804,934	19.7500	Purchased on the Athens Stock Exchange
MIG	February 26, 2008	60,000	19.8900		96,864,934	19.7623	Purchased on the Athens Stock Exchange
MIG	February 27, 2008	130,000	19.3303		96,994,934	19.7889	Purchased on the Athens Stock Exchange
MIG	February 27, 2008	110,000	19.3009		97,104,934	19.8112	Purchased on the Athens Stock Exchange
MIG	February 28, 2008	147,701	18.6568		97,252,635	19.8414	Purchased on the Athens Stock Exchange
MIG	February 28, 2008	122,000	18.6443		97,374,635	19.8662	Purchased on the Athens Stock Exchange
MIG	February 29, 2008	150,000	18.46		97,524,635	19.8969	Purchased on the Athens Stock Exchange
MIG	February 30, 2008	30,000	18.6777		97,554,635	19.9030	Purchased on the Athens Stock Exchange
MIG	March 3, 2008	46,589	18.6049		97,601,224	19.9125	Purchased on the Athens Stock Exchange
MIG	March 7, 2008	115,100	18.2435		97,716,324	19.9360	Purchased on the Athens Stock Exchange
MIG	March 7, 2008	20,000	18.30		97,736,324	19.9400	Purchased on the Athens Stock Exchange
MIG	March 12, 2008	150,000	19.4694		97,886,324	19.9706	Purchased on the Athens Stock Exchange
MIG	March 12, 2008	140,000	19.4571		98,026,324	19.9992	Purchased on the Athens Stock Exchange

(d) Not applicable. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

MIG is entitled to acquire pursuant to the terms of financial instruments (total return equity swaps) 96,072,970 shares of the Issuer, or 19.6007% of the Issuer’s Common Stock, with the relevant voting rights exercised pursuant to the Company’s instructions.

With the exception of the total return equity swap agreements that MIG has entered into, to the knowledge of MIG and its officers and directors, there are no other contracts, arrangements, understandings or relationships among and between MIG, the persons named in Schedule A and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.     Agreement of September 6, 2007 between Commerzbank and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

2.     Agreement of November 23, 2007 between Commerzbank and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

3.     Agreement of November 23, 2007 between The Royal Bank of Scotland plc and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

4.     Agreement of December 17, 2007 between The Royal Bank of Scotland plc and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

5.     Agreement of January 7, 2008 between Commerzbank and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

6.     Agreement of January 16, 2008 between Commerzbank and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

7.     Agreement of January 22, 2008 between The Royal Bank of Scotland plc and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

8.     Agreement of February 4, 2008 between The Royal Bank of Scotland plc and Marfin Investment Group Holdings SA regarding the Total Return Swap Transaction in respect of ordinary shares in Hellenic Telecommunications Organization SA

The agreements listed in 2. through 8. will be filed in due course once available upon execution.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of March 18, 2008 that the information set forth in this statement is true, complete and correct.

Marfin Investment Group Holdings S.A.

By:	/s/ Georgios Efstratiades
Name:	Georgios Efstratiades
Title:	Member of the Board of Directors and General Manager